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                       VIDEO NETWORK COMMUNICATIONS, INC.
                             50 International Drive
                         Portsmouth, New Hampshire 03801
                                 (603) 334-6700


                                                                    ROBERT EMERY
                                                       Telephone: (603) 334-6741
                                                       Facsimile: (603) 334-6742
                                                 Video: (603) 431-4748 Ext. 6741
                                                   E-mail: Robert_Emery@vnci.net

February 8, 2001

VIA EDGAR

Securities and Exchange Commission
450 Fifth Street, N.W.
Washington, DC 20549

RE:     VIDEO NETWORK COMMUNICATIONS, INC.
        REGISTRATION STATEMENT ON FORM S-3 (FILE NO. 333-47872)

Ladies and Gentlemen:

Pursuant to Rule 477(a) promulgated under the Securities Act of 1933, as amended, Video Network Communications, Inc. (the "Company") hereby applies to withdraw the captioned registration statement (the "Registration Statement"), previously filed by the Company with the Securities and Exchange Commission. The Company intends to refile the offering and sale of the securities proposed to be registered on the Registration Statement on a registration statement on Form SB-2 in the near future. Please note that the Registration Statement was never declared effective.

The Company respectfully requests that, pursuant to Rule 477(c), an order with the date of the granting of the withdrawal be included in the file for the Registration Statement.

Please contact me at the above address by mail or by telephone at the number above with any questions or comments regarding this application.

Sincerely,

Video Network Communications, Inc.

By:   /s/ ROBERT EMERY
      Robert Emery
      Chief Financial Officer, Vice President Administration and Secretary